1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2018
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS Exhibit Number
99.1	ANNOUNCEMENT CONNECTED TRANSACTIONS ACQUISITION OF CARBON ASSETS AND EQUITY INTERESTS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 30, 2018	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
CONNECTED TRANSACTIONS
ACQUISITION OF CARBON ASSETS AND EQUITY INTERESTS

Reference is made to the announcement of the Company dated 18 July 2018 in relation to the proposed acquisition of certain carbon assets and equity interests under Chinalco Assets by the Group. On 30 August 2018, the Group and the affiliated enterprises of Chinalco Assets entered into a series of Assets Transfer Agreements and Equity Transfer Agreements for the acquisition of certain carbon assets and equity interests under Chinalco Assets, including: (i) the assets transfer agreement entered into between Chalco Shandong and Shandong Aluminum, pursuant to which, Shandong Aluminum agreed to sell and Chalco Shandong agreed to acquire the assets of Shandong Aluminum Carbon Plant; (ii) the assets transfer agreement entered into between Guangxi Branch and Pingguo Aluminum, pursuant to which, Pingguo Aluminum agreed to sell and Guangxi Branch agreed to acquire the assets of Pingguo Aluminum Carbon Plant; (iii) the equity transfer agreement entered into between Baotou Aluminum and Baotou Aluminum Group, pursuant to which, Baotou Aluminum Group agreed to sell and Baotou Aluminum agreed to acquire 49% equity interests of Sendu Carbon; (iv) the equity transfer agreement entered into between Chalco Mining and Great Wall Aluminum, pursuant to which, Great Wall Aluminum agreed to sell and Chalco Mining agreed to acquire 57.69% equity interests of Chibi Carbon; and (v) the equity transfer agreement entered into between Chalco Mining and Great Wall Zhongxin, pursuant to which, Great Wall Zhongxin agreed to sell and Chalco Mining agreed to acquire 19.96% equity interests of Chibi Carbon. The aforesaid Assets Transfer Agreements and Equity Transfer Agreements shall be conditional upon fulfilment of their respective conditions precedent.

As at the date of this announcement, the assets and equity interests under the Assets Transfer Agreements and the Equity Transfer Agreements are indirectly controlled or held by Chinalco Assets. Chinalco Assets is a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company, and therefore is a connected person of the Company under the Hong Kong Listing Rules. As such, the transactions contemplated under the Assets Transfer Agreements and the Equity Transfer Agreements constitute connected transactions under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) of the transactions contemplated under the Assets Transfer Agreements and the Equity Transfer Agreements is higher than 0.1% but less than 5%, the transactions shall be subject to reporting and announcement requirements, but exempt from independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

1. INTRODUCTION

Reference is made to the announcement of the Company dated 18 July 2018 in relation to the proposed acquisition of certain carbon assets and equity interests under Chinalco Assets by the Group. On 30 August 2018, the Group and the affiliated enterprises of Chinalco Assets entered into a series of Assets Transfer Agreements and Equity Transfer Agreements for the acquisition of certain carbon assets and equity interests under Chinalco Assets, including: (i) the assets transfer agreement entered into between Chalco Shandong and Shandong Aluminum, pursuant to which, Shandong Aluminum agreed to sell and Chalco Shandong agreed to acquire the assets of Shandong Aluminum Carbon Plant; (ii) the assets transfer agreement entered into between Guangxi Branch and Pingguo Aluminum, pursuant to which, Pingguo Aluminum agreed to sell and Guangxi Branch agreed to acquire the assets of Pingguo Aluminum Carbon Plant; (iii) the equity transfer agreement entered into between Baotou Aluminum and Baotou Aluminum Group, pursuant to which, Baotou Aluminum Group agreed to sell and Baotou Aluminum agreed to acquire 49% equity interests of Sendu Carbon; (iv) the equity transfer agreement entered into between Chalco Mining and Great Wall Aluminum, pursuant to which, Great Wall Aluminum agreed to sell and Chalco Mining agreed to acquire 57.69% equity interests of Chibi Carbon; and (v) the equity transfer agreement entered into between Chalco Mining and Great Wall Zhongxin, pursuant to which, Great Wall Zhongxin agreed to sell and Chalco Mining agreed to acquire 19.96% equity interests of Chibi Carbon. The aforesaid Assets Transfer Agreements and Equity Transfer Agreements shall be conditional upon fulfilment of their respective conditions precedent.

2. ASSETS TRANSFER AGREEMENTS AND EQUITY TRANSFER AGREEMENTS

2.1 Assets transfer agreement entered into between Chalco Shandong and Shandong Aluminum

Date:	30 August 2018
Parties:	(1) Shandong Aluminum (as the seller of the assets of Shandong Aluminum Carbon Plant); and (2) Chalco Shandong (as the acquirer of the assets of Shandong Aluminum Carbon Plant).
Nature of transaction:	Shandong Aluminum conditionally agreed to sell and Chalco Shandong conditionally agreed to acquire the assets of Shandong Aluminum Carbon Plant and relevant liabilities thereof, including but not limited to such assets as the aboveground buildings, constructions, machineries, raw materials, finished products and semi-finished products, as well as the creditor's rights and debts related thereto.
Consideration and payment:	The agreed consideration under the assets transfer agreement is RMB166,646,100, which was determined based on appraised value of the assets of Shandong Aluminum Carbon Plant as at 31 March 2018 as set out in the valuation report prepared by China Alliance using the asset-based approach. The consideration shall be paid by Chalco Shandong in a lump sum within 30 business days commencing from the effective date of the assets transfer agreement.

Conditions precedent: The conditions precedent of the assets transfer agreement and the transaction thereunder shall contain:

(1) The assets transfer agreement and the transaction thereunder shall be subject to approval by respective competent approval authorities of Shandong Aluminum and Chalco Shandong; and

(2) The assets transfer agreement shall be sealed with the corporate chops of Shandong Aluminum and Chalco Shandong and signed by the legal representatives or authorized representatives thereof.

Completion: The assets of Shandong Aluminum Carbon Plant shall be delivered lawfully upon fulfillment of the following conditions:

(1) The assets transfer agreement has become effective;

(2) Shandong Aluminum and Chalco Shandong have inventoried and scrutinized the number and intactness of the assets of Shandong Aluminum Carbon Plant; and

(3) Shandong Aluminum and Chalco Shandong have signed the confirmation letter on the transfer of the assets of Shandong Aluminum Carbon Plant.

Shandong Aluminum shall assist Chalco Shandong in going through the formalities for the transfer of ownership of the assets of Shandong Aluminum Carbon Plant.

2.2 Assets transfer agreement entered into between Guangxi Branch and Pingguo Aluminum

Date: 30 August 2018

Parties:

(1) Pingguo Aluminum, (as the seller of the assets of Pingguo Aluminum Carbon Plant); and

(2) Guangxi Branch (as the acquirer of the assets of Pingguo Aluminum Carbon Plant).

Nature of transaction: Pingguo Aluminum conditionally agreed to sell and Guangxi Branch conditionally agreed to acquire the assets of Pingguo Aluminum Carbon Plant and relevant liabilities thereof, including but not limited to such assets as aboveground buildings, constructions, machineries, raw materials, finished products and semi-finished products, as well as creditor's rights and debts related thereto.

Consideration and payment: The agreed consideration under the assets transfer agreement is RMB122 million, which was determined based on appraised value of the assets of Pingguo Aluminum Carbon Plant as at 31 March 2018 as set out in the valuation report prepared by China Alliance using income approach.

The consideration shall be paid by Guangxi Branch in a lump sum in cash within 15 business days commencing from the effective date of the assets transfer agreement.

Conditions precedent: The conditions precedent of the assets transfer agreement and the transaction thereunder shall contain:

(1) The assets transfer agreement and the transaction thereunder shall be subject to approval by respective competent approval authorities of Pingguo Aluminum and Guangxi Branch; and

(2) The assets transfer agreement shall be sealed with the corporate chops of Pingguo Aluminum and Guangxi Branch and signed by the legal representatives or authorized representatives thereof.

Completion: The assets of Pingguo Aluminum Carbon Plant shall be delivered lawfully upon fulfillment of the following conditions:

(1) The assets transfer agreement has become effective;

(2) Pingguo Aluminum and Guangxi Branch have inventoried and scrutinized the number and intactness of the assets of Pingguo Aluminum Carbon Plant; and

(3) Pingguo Aluminum and Guangxi Branch have signed the confirmation letter on the transfer of the assets of Pingguo Aluminum Carbon Plant.

Pingguo Aluminum shall assist Guangxi Branch in going through the formalities for the transfer of ownership of the assets of Pingguo Aluminum Carbon Plant.

2.3 Equity transfer agreement entered into between Baotou Aluminum and Baotou Aluminum Group

Date:	30 August 2018
Parties:	(1) Baotou Aluminum Group (as the seller of 49% equity interests of Sendu Carbon); and (2) Baotou Aluminum (as the acquirer of 49% equity interests of Sendu Carbon).
Nature of transaction:	Baotou Aluminum Group conditionally agreed to sell and Baotou Aluminum conditionally agreed to acquire 49% equity interests of Sendu Carbon.
Consideration and payment:	The agreed consideration under the equity transfer agreement is RMB245 million, which was determined based on appraised value of 49% equity interests of Sendu Carbon as at 31 March 2018 as set out in the valuation report prepared by China Alliance using income approach. The consideration shall be paid by Baotou Aluminum in a lump sum in cash within 30 business days commencing from the effective date of the equity transfer agreement.
Conditions precedent:	The conditions precedent of the equity transfer agreement and the transaction thereunder shall contain: (1) The equity transfer agreement and the transaction thereunder shall be subject to approval by respective competent approval authorities of Baotou Aluminum Group and Baotou Aluminum; and (2) The equity transfer agreement shall be sealed with the corporate chops of Baotou Aluminum Group and Baotou Aluminum and signed by the legal representatives or authorized representatives thereof.
Completion:	Baotou Aluminum Group shall assist Baotou Aluminum and Sendu Carbon in going through the industrial and commercial registration procedures for the change of shareholder within five business days commencing from the effective date of the equity transfer agreement.

2.4 Equity transfer agreement entered into between Chalco Mining and Great Wall Aluminum

Date:	30 August 2018
Parties:	(1) Great Wall Aluminum (as the seller of 57.69% equity interests of Chibi Carbon); and (2) Chalco Mining (as the acquirer of 57.69% equity interests of Chibi Carbon)
Nature of transaction:	Great Wall Aluminum conditionally agreed to sell and Chalco Mining conditionally agreed to acquire 57.69% equity interests of Chibi Carbon.
Consideration and payment:	The agreed consideration under the equity transfer agreement is RMB150,051,700, which was determined based on appraised value of 57.69% equity interests of Chibi Carbon as at 30 April 2018 as set out in the valuation report prepared by China Alliance using income approach. RMB70,086,895.97 of the consideration shall be deducted from the arrears of RMB70,086,895.97 owed by Great Wall Aluminum to Chalco Mining, while the remaining part, RMB79,964,804.03, shall be paid by Chalco Mining in a lump sum in cash within 15 business days commencing from the effective date of the equity transfer agreement.
Conditions precedent:	The conditions precedent of the equity transfer agreement and the transaction thereunder shall contain: (1) The equity transfer agreement and the transaction thereunder shall be subject to approval by respective competent approval authorities of Great Wall Aluminum and Chalco Mining; and (2) The equity transfer agreement shall be sealed with the corporate chops of Great Wall Aluminum and Chalco Mining and signed by the legal representatives or authorized representatives thereof.
Completion:	Great Wall Aluminum shall assist Chalco Mining and Chibi Carbon in going through the industrial and commercial registration procedures for the change of shareholder within five business days commencing from the effective date of the equity transfer agreement.

2.5 Equity transfer agreement entered into between Chalco Mining and Great Wall Zhongxin

Date: 30 August 2018

Parties:

(1) Great Wall Zhongxin (as the seller of 19.96% interests equity of Chibi Carbon); and

(2) Chalco Mining (as the acquirer of 19.96% equity interests of Chibi Carbon)

Nature of transaction: Great Wall Zhongxin conditionally agreed to sell and Chalco Mining conditionally agreed to acquire 19.96% equity interests of Chibi Carbon.

Consideration and payment: The agreed consideration under the equity transfer agreement is RMB51,916,000, which was determined based on appraised value of 19.96% equity interests of Chibi Carbon as at 30 April 2018 as set out in the valuation report prepared by China Alliance using income approach.

The consideration shall be paid by Chalco Mining in a lump sum in cash within 15 business days commencing from the effective date of the equity transfer agreement.

Conditions precedent: The conditions precedent of the equity transfer agreement and the transaction thereunder shall contain:

(1) The equity transfer agreement and the transaction thereunder shall be subject to approval by respective competent approval authorities of Great Wall Zhongxin and Chalco Mining; and

(2) The equity transfer agreement shall be sealed with the corporate chops of Great Wall Zhongxin and Chalco Mining and signed by the legal representatives or authorized representatives thereof.

Completion: Great Wall Zhongxin shall assist Chalco Mining and Chibi Carbon in going through the industrial and commercial registration procedures for the change of shareholder within five business days commencing from the effective date of the equity transfer agreement.

3. INFORMATION ON THE CARBON ASSETS AND EQUITY INTERESTS

3.1 INFORMATION ON SHANDONG ALUMINUM CARBON PLANT

Shandong Aluminum Carbon Plant is a secondary plant of Shandong Aluminum, which was constructed and put into operation in 1966. It is primarily engaged in production of calcined coke and pre-baked anode. As at the date of this announcement, Shandong Aluminum is a wholly-owned subsidiary of Chinalco Assets.

According to the assets valuation report prepared by China Alliance, as at 31 March 2018, the carrying amount of the total assets of Shandong Aluminum Carbon Plant was RMB124,559,000. The appraised value of total assets of Shandong Aluminum Carbon Plant amounted to RMB183,116,400, representing an appreciation rate of 47.01%. The carrying amount of its liabilities was RMB16,470,300 without any change as compared to the appraised value of RMB16,470,300. And the carrying amount of its net assets was RMB108,088,700. The appraised value of its net assets amounted to RMB166,646,100, representing an appreciation rate of 54.18%.

According to the financial report of Shandong Aluminum Carbon Plant prepared in accordance with PRC GAAP, the net profits of Shandong Aluminum Carbon Plant for the year ended 31 December 2017 and the three months ended 31 March 2018 (before and after taxation and extraordinary items) are set forth as below:

	For the year ended 31 December 2017 (audited) *(RMB0'000)*	**For the three months ended 31 March 2018** (audited) *(RMB0'000)*
Net profit (before taxation and extraordinary items)	1,336.69	-633.08
Net profit (after taxation and extraordinary items)	1,363.77	-633.08

Note: As Shandong Aluminum Carbon Plant was not audited separately in 2016, there was no audited figures for the year ended 31 December 2016.

Upon completion of assets acquisition of Shandong Aluminum Carbon Plant by Chalco Shandong, Shandong Aluminum Carbon Plant will be incorporated into Chalco Shandong. The original cost in Shandong Aluminum Carbon Plant contributed by Shandong Aluminum represents the amount invested by Shandong Aluminum since the establishment of Shandong Aluminum Carbon Plant. The Directors are of the view that the original cost in Shandong Aluminum Carbon Plant invested by Shandong Aluminum are not directly related to the determination of the consideration of assets acquisition of Shandong Aluminum Carbon Plant by Chalco Shandong.

3.2 INFORMATION ON PINGGUO ALUMINUM CARBON PLANT

Pingguo Aluminum Carbon Plant is a secondary plant of Pingguo Aluminum and is primarily engaged in production of calcined coke and pre-baked anode. As at the date of this announcement, Pingguo Aluminum is a wholly-owned subsidiary of Chinalco Assets.

According to the assets valuation report prepared by China Alliance, as at 31 March 2018, the total assets, the total liabilities and the net assets of Pingguo Aluminum Carbon Plant were RMB207,939,400, RMB97,157,400 and RMB110,782,000, respectively, and the appraised value of the net assets based on the income approach was RMB122 million.

According to the financial report of Pingguo Aluminum Carbon Plant prepared in accordance with PRC GAAP, the net profits of Pingguo Aluminum Carbon Plant for the year ended 31 December 2017 and the three months ended 31 March 2018 (before and after taxation and extraordinary items) are set forth as below:

	For the year ended 31 December 2017 (audited) *(RMB0'000)*	**For the three months ended 31 March 2018** (audited) *(RMB0'000)*
Net profit (before taxation and extraordinary items)	-571.71	345.72
Net profit (after taxation and extraordinary items)	36.99	345.72

Note: As Pingguo Aluminum Carbon Plant was not audited separately in 2016, there was no audited figures for the year ended 31 December 2016.

Upon completion of assets acquisition of Pingguo Aluminum Carbon Plant by Guangxi Branch, Pingguo Aluminum Carbon Plant will be incorporated into Guangxi Branch. The original cost in Pingguo Aluminum Carbon Plant contributed by Pingguo Aluminum represents the amount invested by Pingguo Aluminum since the establishment of Pingguo Aluminum Carbon Plant. The Directors are of the view that the original cost in Pingguo Aluminum Carbon Plant contributed by Pingguo Aluminum are not directly related to the determination of consideration of assets acquisition of Pingguo Aluminum Carbon Plant by Guangxi Branch.

3.3 INFORMATION ON SENDU CARBON

Sendu Carbon was established in July 2012 with its registered address at Baotou Aluminum Industrial Park in the Inner Mongolia Autonomous Region. It is primarily engaged in production and sale of carbon products for use of electrolytic aluminum, external supply of steam and thermal energy. As at the date of this announcement, Sendu Carbon is held as to 49% and 51% by Baotou Aluminum Group and Qinyang Carbon Company Limited* (沁陽市碳素有限公司), respectively.

According to the assets valuation report prepared by China Alliance, as at 31 March 2018, the total assets, the total liabilities and the net assets of Sendu Carbon were RMB1,133,435,200, RMB751,950,300 and RMB381,484,900, respectively, and the appraised value of the net assets based on income approach was RMB500 million.

According to the financial report of Sendu Carbon prepared in accordance with PRC GAAP, the net profits of Sendu Carbon for the financial years ended 31 December 2016 and 2017 (before and after taxation and extraordinary items) are set forth as below:

	For the year ended 31 December 2016 (audited) *(RMB0'000)*	**For the year ended 31 December 2017** (audited) *(RMB0'000)*
Net profit (before taxation and extraordinary items)	3,043.62	15,375.57
Net profit (after taxation and extraordinary items)	2,149.63	11,701.91

Upon completion of the acquisition of equity interests in Sendu Carbon by Baotou Aluminum, Sendu Carbon will be held as to 49% by Baotou Aluminum and therefore, will not be incorporated into the consolidated financial statements of the Group as a subsidiary. The original cost in Sendu Carbon contributed by Baotou Aluminum Group represents the amount invested by Baotou Aluminum Group since the establishment of Sendu Carbon. The Directors are of the view that the original cost in Sendu Carbon contributed by Baotou Aluminum Group is not directly related to the determination of consideration of equity acquisition of Sendu Carbon by Baotou Aluminum.

3.4 INFORMATION ON CHIBI CARBON

Chibi Carbon was established in January 2003 with its registered address at No. 316 of Fazhan Avenue, Chibi, Hubei. It is primarily engaged in production and sale of carbon products such as anode paste, graphitized electrode, carbon anode and products concerned, as well as provision of corresponding technical service, sales of non-ferrous metal, export of its self-manufactured products, proprietary operation of the import business in relation to the equipment and facilities as well as raw materials and auxiliary materials of components and spare parts used for the production and research and development of the company, managing the imported-material processing business and the "Three-plus-One" trading mix businesses of the company. As at the date of this announcement, Chibi Carbon is held as to 57.69%, 19.96% and 22.35% by Great Wall Aluminum, Great Wall Zhongxin and Chongqing Jinghongyuan Industrial Company Limited* (重慶京宏源實業有限公司), respectively.

According to the assets valuation report prepared by China Alliance, as at 30 April 2018, the total assets, the total liabilities and the net assets of Chibi Carbon were RMB556,114,100, RMB340,745,200 and RMB215,368,900, respectively, and the appraised value of the net assets based on income approach was RMB260.1 million.

According to the financial report of Chibi Carbon prepared in accordance with PRC GAAP, the net profits of Chibi Carbon for the financial years ended 31 December 2016 and 2017 (before and after taxation and extraordinary items) are set forth as below:

	For the year ended 31 December 2016 (audited) *(RMB0'000)*	**For the year ended 31 December 2017** (audited) *(RMB0'000)*
Net profit (before taxation and extraordinary items)	79.12	3,872.92
Net profit (after taxation and extraordinary items)	-1,111.83	1,806.27

Upon completion of the acquisition of equity interests in Chibi Carbon by Chalco Mining, Chibi Carbon will be held as to 77.65% by Chalco Mining and will therefore become a non-wholly-owned subsidiary of Chalco Mining. As such, it will be incorporated into the consolidated financial statements of the Group. The original cost in Chibi Carbon contributed by Great Wall Aluminum and Great Wall Zhongxin represents the amount invested by Great Wall Aluminum and Great Wall Zhongxin since the establishment of Chibi Carbon. The Directors are of the view that the original cost in Chibi Carbon contributed by Great Wall Aluminum and Great Wall Zhongxin is not directly related to the determination of consideration of equity acquisition of Chibi Carbon by Chalco Mining.

4. PROFIT FORECAST IN RELATION TO THE VALUATION METHOD

As income approach was applied by China Alliance in the preparation of the valuation reports for Pingguo Aluminum Carbon Plant, Sendu Carbon and Chibi Carbon, the calculation of the appraised value thereof are deemed as profit forecast under Rule 14.61 of Hong Kong Listing Rules. Accordingly, the following details of such valuation are disclosed by the Company pursuant to Rule 14.62 of the Hong Kong Listing Rules.

Set out below are particulars of principal assumptions in relation to Pingguo Aluminum Carbon Plant (including commercial assumptions upon which the profit forecast of Pingguo Aluminum Carbon Plant are based):

(1) Transaction assumption: assuming that all the assets to be valued are already in the process of transaction and the assets valuer carries out the valuation based on a simulated market which involves the transaction conditions of the assets to be valued;

(2) Open market assumption: assuming that both parties of the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information, so as to make rational judgments on the functions, purposes and transaction prices of the assets;

(3) Enterprise going concern assumption: assuming the holder of ownership fully complies with relevant laws and regulations, and the enterprise will continue and will not cease to operate in the foreseeable future;

(4) The valuation is basically conditional upon the specific purposes set out in the valuation report;

(5) There will be no material changes to pertinent national laws and regulations currently in force and macro-economic conditions of the nation, and there will be no unforeseeable material changes to the external economic conditions such as interest rates, exchange rats, tax bases and tax rates, and policy-based levies;

(6) Assuming that the valued assets will be continuously used in consistence with their current functions and methods, scale, and that no consideration had been given as to the optimum utilization of each asset being evaluated;

(7) Assuming that the basic information and financial information provided by the ownership holder and the principal is true, accurate and complete; and

(8) The scope of the valuation is subject to the application form for valuation provided by the principal and the ownership holder, without taking into account the contingent assets or contingent liabilities, if any, not included in the list provided by the principal and the ownership holder.

Set out below are particulars of principal assumptions in relation to Sendu Carbon (including commercial assumptions upon which the profit forecast of Sendu Carbon are based):

(1) Transaction assumption: assuming that all the assets to be valued are already in the process of transaction and the assets valuer carries out the valuation based on a simulated market which involves the transaction conditions of the assets to be valued;

(2) Open market assumption: assuming that both parties of the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information, so as to make rational judgments on the functions, purposes and transaction prices of the assets;

(3) Enterprise going concern assumption: assuming the entity being evaluated fully complies with relevant laws and regulations, and the enterprise will continue and will not cease to operate in the foreseeable future;

(4) The valuation is basically conditional upon the specific purposes set out in the valuation report;

(5) As at the valuation benchmark date, there will be no material changes to pertinent national laws and regulations currently in force and macro-economic conditions of the nation, and there will be no unforeseeable material changes to external economic conditions such as interest rates, exchange rats, tax bases and tax rates, and policy-based levies;

(6) Assuming the future management team of the entity being evaluated will conduct themselves on a best-effort basis and continue to adopt its current model of operations and management, and remains its current business scope and manners;

(7) The assets being evaluated will remain unchanged in their current purpose, scale of usage, frequency of usage and location of usage, and that no consideration had been given as to the optimum utilization of each asset being evaluated;

(8) Assuming there is no unpreventable or unforeseeable event that will cause material and adverse effect on the company in terms of the current management methods and management standards adopted;

(9) Assuming that the basic information and financial information provided by the ownership holder and the principal is true, accurate and complete;

(10) The financial reports and transaction data of the comparable companies that are relied upon by the valuer are true and reliable;

(11) The scope of the valuation is subject to the application form for valuation provided by the principal and the entity being evaluated, without taking into account the contingent assets or contingent liabilities, if any, not included in the list provided by the principal and the entity being evaluated; and

(12) Assuming there will be net cash flows in or out of the company on a well-distributed basis during the relevant years.

Set out below are particulars of principal assumptions in relation to Chibi Carbon (including commercial assumptions upon which the profit forecast of Chibi Carbon are based):

(1) Transaction assumption: assuming that all the assets to be valued are already in the process of transaction and the assets valuer carries out the valuation based on a simulated market which involves the transaction conditions of the assets to be valued;

(2) Open market assumption: assuming that both parties of the assets transaction or the proposed assets transaction in the market are in equal position and have opportunities and time to obtain sufficient market information, so as to make rational judgments on the functions, purposes and transaction prices of the assets;

(3) Enterprise going concern assumption: assuming the entity being evaluated fully complies with relevant laws and regulations, and the enterprise will continue and will not cease to operate in the foreseeable future;

(4) The valuation is basically conditional upon the specific purposes set out in the valuation report;

(5) There will be no material changes to pertinent national laws and regulations currently in force and macro-economic conditions of the nation, and there will be no unforeseeable material changes to external economic conditions such as interest rates, exchange rats, tax bases and tax rates, and policy-based levies;

(6) Assuming the future management team of the entity being evaluated will conduct themselves on a best-effort basis and continue to adopt its current model of operations and management, and remains its current business scope and manners;

(7) The assets being evaluated will remain unchanged in their current purpose, scale of usage, frequency of usage and location of usage, and that no consideration had been given as to the optimum utilization of each asset being evaluated;

(8) Assuming there is no unpreventable or unforeseeable event that will cause material and adverse effect on the Company in terms of the current management methods and management standards adopted;

(9) Assuming that the basic information and financial information provided by the entity being evaluated and the principal is true, accurate and complete;

(10) The financial reports and transaction data of the comparable companies that are relied upon by the valuer are true and reliable;

(11) The scope of the valuation is subject to the application form for valuation provided by the principal and the entity being evaluated, without taking into account the contingent assets or contingent liabilities, if any, not included in the list provided by the principal and the entity being evaluated; and

(12) Assuming there will be net cash flows in or out of the company on a well-distributed basis during the relevant years.

Ernst & Young, the reporting accountants of the Company, has reviewed the arithmetical accuracy of calculations of relevant forecasts by income approach in the valuation, which does not involve the adoption of accounting policies. The Board confirms that the profit forecast on Pingguo Aluminum Carbon Plant, Sendu Carbon and Chibi Carbon in the valuation report has been made after due and careful enquiry. The letters issued by Ernst & Young and the Board are set forth in Appendix I and Appendix II respectively to this announcement. The following is the qualification of the expert who has given its opinions or advices which are contained in this announcement:

Name	**Qualification**	**Date of conclusion or advice**
Ernst & Young	Certified Public Accountants	30 August 2018
China Alliance	the PRC qualified valuer	The date of the valuation reports of Pingguo Aluminum Carbon Plant and Sendu Carbon was 20 May 2018; and the date of the valuation report of Chibi Carbon was 29 May 2018.

As at the date of this announcement, so far as the Directors are aware, none of the aforesaid experts has any beneficial interests in the share capital of the members of the Group, nor has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivative securities which carry voting rights in any member of the Group.

The aforesaid experts have given and have not withdrawn their written consent to the issue of this announcement and the references to their names in the letter(s) included in the announcement and/or the context herein.

5. REASONS FOR AND BENEFITS OF ENTERING INTO ASSETS TRANSFER AGREEMENTS AND THE EQUITY TRANSFER AGREEMENTS

Carbon products are one of major raw materials for manufacturing of electrolytic aluminum of the Company. Upon completion of the acquisition, the Company can consummate its industrial chain and ensure steady production and improve competitiveness and anti-risk capabilities. By exerting corporate synergistic effect, the Company will cut operating cost and reduce daily connected transaction. Moreover, through enhanced operation and management efficiency of carbon assets, the assets' quality and profitability of carbon companies can be further improved.

The Directors (including the independent non-executive Directors) are of the view that the transactions contemplated under the Assets Transfer Agreements and the Equity Transfer Agreements are on normal commercial terms, the terms contained therein are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

6. IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, the assets and equity interests under the Assets Transfer Agreements and the Equity Transfer Agreements are indirectly controlled or held by Chinalco Assets. Chinalco Assets is a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company, and therefore is a connected person of the Company under the Hong Kong Listing Rules. As such, the transactions contemplated under the Assets Transfer Agreements and the Equity Transfer Agreements constitute connected transactions under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) of the transactions contemplated under the Assets Transfer Agreements and the Equity Transfer Agreements is higher than 0.1% but less than 5%, the transactions shall be subject to reporting and announcement requirements, but exempt from independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Mr. Yu Dehui and Mr. Ao Hong, being the Directors of the Company, concurrently hold positions in Chinalco, had abstained from voting on the relevant Board resolution(s) in relation to the transactions contemplated under the Assets Transfer Agreements and the Equity Transfer Agreements. Save as disclosed above, none of the Directors has any material interest in the transactions contemplated thereunder and therefore none of the other Directors has abstained from voting on the Board resolution(s).

7. GENERAL INFORMATION

The Company is a joint stock limited company incorporated in the PRC, the H Shares, A Shares and ADS(s) of which are listed on the Hong Kong Stock Exchange, Shanghai Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal and other resources; production, sales and technology research and development of alumina, primary aluminium and aluminium alloy products; international trade; logistics business; thermal and new energy power generation, etc.

Chinalco is the controlling shareholder of the Company and it directly and indirectly holds approximately 35.84% of the total issued share capital of the Company as at the date of this announcement. Chinalco is a solely state-owned enterprise registered and incorporated in the PRC and the sponsoring shareholder of the Company. Chinalco is principally engaged in mineral resources development, smelting and processing of non-ferrous metal, relevant trading and related engineering and technical services.

Chinalco Assets, a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company, as at the date of this announcement, is primarily engaged in operation and management of state-owned assets and equity interests, as well as technological development and services.

As at the date of this announcement, Shandong Aluminum is a wholly-owned subsidiary of Chinalco Assets, the main business scope of which includes: production and sales of ammonium metavanadate, sodium hydroxide solution, hydrochloric acid, liquid chlorine, sodium hypochlorite, hydrogen, sulfuric acid, hydrogen chloride; retail of gasoline and diesel (operation by branch only); gas station management; lubricant sales; GC class GC2 pressure pipe installation, D1 class 1 pressure vessel, D2 class 2 low and medium pressure vessel manufacturing, installation and maintenance of bridge, gantry, tower cranes and light and small lifting equipment; production and sales of aluminum, aluminum alloy, alumina, gallium, chemical alumina, carbon products, cement, clinker, waterproof and thermal insulation materials, antimony, non-ferrous metal vanadium, molybdenum, nickel, sodium vanadate, calcium carbonate powder, desulfurizer, red mud powder, plastic products, fly ash, fly ash brick, clothing, wire and cable, beverages, food, bottled (barreled) drinking water (other drinking water) and special labor protection products; production and sales of water purifying agents, defoamers, surfactants, auxiliaries (excluding chemical flammable and explosive dangerous goods); production, sales, installation, technology development and service of aluminum profiles; R & D and transfer of purifying agent production technology; industrial computer control, office automation, design, installation, commissioning and maintenance services of information network system; dust removal, installation, inspection and maintenance of electro-mechanical and plumbing equipment; mechanical processing; manufacturing, sales, installation, maintenance of machinery and equipment; storage and transportation of cargo; import and export of cargo and technology; property management; lease of machinery and equipment, site and housing; design, manufacturing, sales and maintenance of woven bag; sales of building materials, chemical products (excluding dangerous goods), metal hardware and electronics components, miscellaneous products, daily necessities, primary agricultural products, auto parts, water purification equipment, computer software and auxiliary equipment, household appliances, labor protection products, cultural and sports goods, leather products, bedding, ceramics, silk, bauxite, coke, coke particle, coking coal; processing and sales of plastic steel window; design, production, agency and release of advertisement; project general contracting, engineering cost, environmental protection technology consulting services; metallurgical engineering, steel structure engineering, petrochemical engineering, building construction engineering, building decoration and renovation engineering, mechanical and electrical installation engineering, anti-corrosion insulation engineering, municipal public facility works, fire engineering construction; water, electricity and plumbing works subcontracting, welding subcontracting; masonry and installation of kiln; engineering survey; cadastral

surveying; maintenance of housing, home appliances and special equipment; sanitary cleaning, handling, loading and unloading, packaging services; accommodation, catering, conference services; domestic and international travel services and information consultation; retail of cigarettes and cigars; livestock and poultry farming (excluding breeding livestock and poultry); the following are operated by branches only: swimming pool, gymnasium, production and release of advertisement, sales of daily necessities and stationery.

As at the date of this announcement, Pingguo Aluminum is a wholly-owned subsidiary of Chinalco Assets, the main business scope of which includes: production and sales of purified water; accommodation and catering services, tourism; raw and auxiliary materials for industrial and scientific research, land use rights rental, production of building materials and stone materials, production and sales of industrial oxygen and alumina packaging bags; export of self-produced products and related technologies of the company, import of raw and auxiliary materials, mechanical equipment, instruments and meters, spare parts and related technologies required for production and scientific research of the company (excluding commodities and technologies for restricted operation or prohibited by the state from import and export); technical consultation of, technical training and related professional analysis and testing of mining, alumina, electrolytic aluminum smelting process; safety protection, enterprise management, property, greening projects, child-caring services, medical care; car washing, seedling planting and sales; sales and wholesale of agricultural and sideline products such as meat, poultry, eggs and aquatic products; production and sales of carbon products and ancillary products and carbon materials; training and service of carbon equipment and process technology, manufacturing and sales of carbon equipment; enterprise management consulting, enterprise marketing consulting, human resources management consulting, talent information management consulting, career development consulting, market research and consulting; planning and implementation of corporate management training; planning and diagnosis of corporate culture; corporate social responsibility system consulting; three systems operation management and services including safety, quality and environment; safety and environmental technology training and management services; real estate leasing and other business; bulk cargo and container terminal loading and unloading, tally, logistics and distribution, warehousing, transit, ship assistance, and other business related to port construction and operation.

As at the date of this announcement, Baotou Aluminum Group is a non-wholly-owned subsidiary of Chinalco Assets, the main business scope of which includes: production and sales of carbon, aluminum alloy, plastics and related products; operation of foreign investment control (shared shares); production and operation of water, gas, wind and heat (within the Group only); boiler pipeline maintenance; research and development of non-ferrous metals and alloys, technology transfer, pilot and product sales; contractor for Sino-foreign joint ventures, co-production; property management; labor services; accommodation and catering

(operated by branch only); leasing; information media; communication network maintenance; building decoration; sales of mechanical-electrical, metal hardware and electronics components and chemical products, to conduct itself and as agent in the import and export of various commodities and technologies, except for commodities and technologies which are operated by companies approved by the PRC government or import and export prohibited by the PRC government; production, processing and sales of aluminum profiles; production and sales of flux, wood and refractory products; retail of petroleum products, gasoline, diesel, kerosene and lubricants (branch offices only during the period of validity), sales of auto parts.

As at the date of this announcement, Great Wall Aluminium is a wholly-owned subsidiary of Chinalco Assets, the main business scope of which includes: cement production (operated by its branch with certificate only); export of self-produced products and related technology of the company; import of raw materials, machinery, instruments, spare parts and other related products and technologies required by the company for production and scientific research; production and processing of alumina/aluminum ingots, carbon products, aluminum profiles, mechanical and electrical products and accessories; production of decorative materials; sales of glass and glass products; technical services; bottled gas business; wholesale and retail of metal materials, refractory materials, chemical products and mineral products; general cargo transportation on road, special cargo transportation (container).

As at the date of this announcement, Great Wall Zhongxin is a non-wholly-owned subsidiary of Great Wall Aluminium, main business scope of which includes: wholesale (no storage, par operation only): hydrochloric acid, sulfuric acid, ammonia, sodium nitrite, sodium hydroxide solution, acrylanmide, acrylic acid and washing oil; production, sales and technical services of alumina, aluminum ingot, carbon products, zinc ingots, fine resins and intermediate products; export of self-produced products of the company and members of the company; import of machinery and equipment, spare parts and raw and auxiliary materials required for production and scientific research of the company and members of the company; managing the imported-material processing business and the "Three-plus-One" trading mix businesses of the company; production and sales of steel, insulation materials, metal hardware and electronics components, construction materials, railway equipment and related auxiliary materials, aluminum bauxite, limestone, refractory materials, chemical products (excluding inflammable and explosive chemical dangerous goods); production and sales of woven bags; lubricant testing and sales; mineral product processing; hydropower installation engineering construction; mechanical and electrical equipment installation engineering construction; steel structure engineering construction; housing construction engineering construction; earthworks construction; anti-corrosion and thermal insulation engineering construction; pipe installation construction; sales of cryolite, aluminum fluoride anhydrous; rental of housing; rental of machinery and equipment.

Chalco Shandong is a company incorporated in the PRC with limited liability and it is a subsidiary of the Company as at the date of this announcement. Chalco Shandong is primarily engaged in production and sales of alumina series products, constructive aluminum profiles, aluminum ingots, carbon products, autoclaved fly ash brick and industrial water and steam, generation of electricity for industrial purposes.

The Guangxi Branch is mainly engaged in the mining of bauxite, the production and sales of aluminum ore products, smelting products and processed products; the production and sales of carbon products and related non-ferrous metal products, industrial water, electricity and steam.

Baotou Aluminum is a limited liability company incorporated in the PRC and it is a subsidiary of the Company as at the date of this announcement. It is primarily engaged in production and sale of aluminium, aluminium alloy and related processed products, thermal energy and carbon products.

Chalco Mining is a company incorporated in the PRC with limited liability and it is a subsidiary of the Company as at the date of this announcement. It is primarily engaged in mining of bauxite.

8. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	the domestic share(s) issued by the Company and subscribed for in RMB, which are listed on the Shanghai Stock Exchange;
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;
"Assets Transfer Agreements"	collectively, the assets transfer agreement dated 30 August 2018 entered into between Chalco Shandong and Shandong Aluminum and the asset transfer agreement dated 30 August 2018 entered into between Guangxi Branch and Pingguo Aluminum;
"Baotou Aluminum"	Baotou Aluminum Co., Ltd.* (包頭鋁業有限公司), a subsidiary of the Company as at the date of this announcement, being the acquirer of equity interests in Sendu Carbon;

"Baotou Aluminum Group"	Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司), a subsidiary of Chinalco as at the date of this announcement;
"Board"	the board of Directors of the Company;
"Chalco Mining"	Chalco Mining Co., Ltd.* (中鋁礦業有限公司), a subsidiary of the Company as at the date of this announcement, being the acquirer of equity interests in Chibi Carbon;
"Chalco Shandong"	Chalco Shandong Co., Ltd.* (中鋁山東有限公司), a subsidiary of the Company as at the date of this announcement, being the acquirer of the assets of Shandong Aluminum Carbon Plant;
"Chibi Carbon"	Chibi Great Wall Carbon Products Company Limited* (赤壁長城炭素製品有限公司), a company incorporated in the PRC with limited liability and a non-wholly-owned subsidiary of Great Wall Aluminum as at the date of this announcement;
"China Alliance"	China Alliance Appraisal Co., Ltd.* (北京中同華資產評估有限公司), a qualified assets valuer in the PRC which is jointly engaged by the Company and certain subsidiaries of Chinalco Assets to evaluate the assets value of Shandong Aluminum Carbon Plant and Pingguo Aluminum Carbon Plant as well as the value of the shareholders' equity interests of Sendu Carbon and Chibi Carbon;
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise with limited liability established in the PRC and the controlling shareholder of the Company holding directly and indirectly approximately 35.84% of the total issued share capital of the Company as at the date of this announcement;
"Chinalco Assets"	Chinalco Assets Operation and Management Co., Ltd* (中鋁資產經營管理有限公司), a wholly-owned subsidiary of the Chinalco, the controlling shareholder of the Company, as at the date of this announcement;

"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Director(s)"	the director(s) of the Company;
"Equity Transfer Agreements"	collectively, the equity transfer agreement dated 30 August 2018 entered into between Baotou Aluminum and Baotou Aluminum Group, the equity transfer agreement dated 30 August 2018 entered into between Chalco Mining and Great Wall Aluminum and the equity transfer agreement dated 30 August 2018 entered into between Chalco Mining and Great Wall Zhongxin;
"Great Wall Aluminum"	China Great Wall Aluminum Corporation* (中國長城鋁業有限公司), a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of Chinalco Assets, holding 57.69% equity interests in Chibi Carbon as at the date of this announcement;
"Great Wall Zhongxin"	Henan Great Wall Zhongxin Industry Company Limited* (河南長城眾鑫實業股份有限公司), a joint stock limited company incorporated in the PRC and a subsidiary of Great Wall Aluminum, holding 19.96% equity interests in Chibi Carbon as at the date of this announcement;
"Group"	the Company and its subsidiaries;
"Guangxi Branch"	the Guangxi branch of the Company, being the acquirer of the assets of Pingguo Aluminum Carbon Plant*;

"H Shares"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Pingguo Aluminum"	Pingguo Aluminum Company Limited* (平果鋁業有限公司), a wholly-owned subsidiary of Chinalco Assets, holding the assets and relevant liabilities of Pingguo Aluminum Carbon Plant as at the date of this announcement;
"Pingguo Aluminum Carbon Plant* (平果鋁業炭素廠)"	the carbon plant under Pingguo Aluminum Company Limited* (平果鋁業有限公司炭素廠), being the secondary plant of Pingguo Aluminum;
"PRC"	the People's Republic of China which, for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan;
"RMB"	Renminbi, the lawful currency of the PRC;
"Sendu Carbon"	Baotou Sendu Carbon Company Limited* (包頭市森都碳素有限公司), a company incorporated in the PRC with limited liability, being held as to 49% by Baotou Aluminium Group as at the date of this announcement;
"Shandong Aluminum"	Shandong Aluminum Industry Co., Ltd* (山東鋁業有限公司), a wholly-owned subsidiary of Chinalco Assets, holding the assets and relevant liabilities of Shandong Aluminum Carbon Plant as at the date of this announcement;
"Shandong Aluminum Carbon Plant* (山東鋁業炭素廠)"	the carbon plant under Shandong Aluminum Company Limited* (山東鋁業有限公司炭素廠), being the secondary plant of Shandong Aluminum;

"Share(s)"	A Shares and H Shares;
"Shareholder(s)"	A Shareholders and H Shareholders;
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"%"	per cent.

By order of the Board
Aluminum Corporation of China Limited*
Zhang Zhankui
Company Secretary

Beijing, the PRC
30 August 2018

As at the date of this announcement, the members of the Board comprise Mr. Yu Dehui, Mr. Lu Dongliang and Mr. Jiang Yinggang (Executive Directors); Mr. Ao Hong and Mr. Wang Jun (Non-executive Directors); Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (Independent Non-executive Directors).

* *For identification purposes only*

APPENDIX I – LETTERS FROM ERNST & YOUNG

The following is the text of a letter dated 30 August 2018 from Ernst & Young, a Certified Public Accountant, for the purpose of incorporation in this announcement.

30 August 2018

The Directors
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street, Haidian District, Beijing
The People's Republic of China

REPORT FROM REPORTING ACCOUNTANTS ON THE DISCOUNTED CASH FLOW FORECAST IN CONNECTION WITH THE VALUATION OF CARBON ASSETS OF PINGGUO ALUMINUM COMPANY LIMITED

Dear Sirs,

We have been engaged to report on the arithmetical accuracy of the calculations of the discounted cash flow forecast (the "**Forecast**") on which the valuation dated 20 May 2018 prepared by China Alliance Appraisal Company Limited in respect of Pingguo Aluminum Company Limited as at 31 March 2018 is based. The valuation is set out in the announcement of Aluminum Corporation of China Limited (the "**Company**") dated 30 August 2018 (the "**Announcement**") in connection with the proposed acquisition of carbon assets of Pingguo Aluminum Company Limited. The valuation based on the Forecast is regarded by The Stock Exchange of Hong Kong Limited as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

Directors' responsibilities

The directors of the Company (the "**Directors**") are solely responsible for the Forecast. The Forecast has been prepared using a set of bases and assumptions (the "**Assumptions**"), the completeness, reasonableness and validity of which are the sole responsibility of the Directors. The Assumptions are set out in the section headed "Information on the Valuation Reports" of the Announcement.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**"), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants' responsibilities

Our responsibility is to express an opinion on the arithmetical accuracy of the calculations of the Forecast based on our work. The Forecast does not involve the adoption of accounting policies.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the arithmetical accuracy of the calculations are concerned, the Directors have properly compiled the Forecast in accordance with the Assumptions adopted by the Directors. Our work consisted primarily of checking the arithmetical accuracy of the calculations of the Forecast prepared based on the Assumptions made by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

We are not reporting on the appropriateness and validity of the Assumptions on which the Forecast are based and thus express no opinion whatsoever thereon. Our work does not constitute any valuation of carbon assets of Pingguo Aluminum Company Limited. The Assumptions used in the preparation of the Forecast include hypothetical assumptions about future events and management actions that may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Forecast and the variation may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of our work, or arising out of or in connection with our work.

Opinion

Based on the foregoing, in our opinion, so far as the arithmetical accuracy of the calculations of the Forecast is concerned, the Forecast has been properly compiled in all material respects in accordance with the Assumptions adopted by the Directors.

Ernst & Young
Certified Public Accountants
EY22/F, CITIC Tower, 1 Tim Mei Avenue, Central
Hong Kong

30 August 2018

The Directors
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street, Haidian District, Beijing
The People's Republic of China

REPORT FROM REPORTING ACCOUNTANTS ON THE DISCOUNTED CASH FLOW FORECAST IN CONNECTION WITH THE VALUATION OF EQUITY INTEREST IN BAOTOU SENDU CARBON COMPANY LIMITED

Dear Sirs,

We have been engaged to report on the arithmetical accuracy of the calculations of the discounted cash flow forecast (the "**Forecast**") on which the valuation dated 20 May 2018 prepared by China Alliance Appraisal Company Limited in respect of Baotou Sendu Carbon Company Limited as at 31 March 2018 is based. The valuation is set out in the announcement of Aluminum Corporation of China Limited (the "**Company**") dated 30 August 2018 (the "**Announcement**") in connection with the proposed acquisition of equity interests in Baotou Sendu Carbon Company Limited. The valuation based on the Forecast is regarded by The Stock Exchange of Hong Kong Limited as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

Directors' responsibilities

The directors of the Company (the "**Directors**") are solely responsible for the Forecast. The Forecast has been prepared using a set of bases and assumptions (the "**Assumptions**"), the completeness, reasonableness and validity of which are the sole responsibility of the Directors. The Assumptions are set out in the section headed "Information on the Valuation Reports" of the Announcement.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**"), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants' responsibilities

Our responsibility is to express an opinion on the arithmetical accuracy of the calculations of the Forecast based on our work. The Forecast does not involve the adoption of accounting policies.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the arithmetical accuracy of the calculations are concerned, the Directors have properly compiled the Forecast in accordance with the Assumptions adopted by the Directors. Our work consisted primarily of checking the arithmetical accuracy of the calculations of the Forecast prepared based on the Assumptions made by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

We are not reporting on the appropriateness and validity of the Assumptions on which the Forecast are based and thus express no opinion whatsoever thereon. Our work does not constitute any valuation of equity interests of Baotou Sendu Carbon Company Limited. The Assumptions used in the preparation of the Forecast include hypothetical assumptions about future events and management actions that may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Forecast and the variation may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of our work, or arising out of or in connection with our work.

Opinion

Based on the foregoing, in our opinion, so far as the arithmetical accuracy of the calculations of the Forecast is concerned, the Forecast has been properly compiled in all material respects in accordance with the Assumptions adopted by the Directors.

Ernst & Young
Certified Public Accountants
EY22/F, CITIC Tower, 1 Tim Mei Avenue, Central
Hong Kong

30 August 2018

The Directors
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street, Haidian District, Beijing
The People's Republic of China

REPORT FROM REPORTING ACCOUNTANTS ON THE DISCOUNTED CASH FLOW FORECAST IN CONNECTION WITH THE VALUATION OF EQUITY INTEREST IN CHIBI GREAT WALL CARBON PRODUCTS COMPANY LIMITED

Dear Sirs,

We have been engaged to report on the arithmetical accuracy of the calculations of the discounted cash flow forecast (the "**Forecast**") on which the valuation dated 29 May 2018 prepared by China Alliance Appraisal Company Limited in respect of Chibi Great Wall Carbon Products Company Limited as at 30 April 2018 is based. The valuation is set out in the announcement of Aluminum Corporation of China Limited (the "**Company**") dated 30 August 2018 (the "**Announcement**") in connection with the proposed acquisition of equity interests in Chibi Great Wall Carbon Products Company Limited. The valuation based on the Forecast is regarded by The Stock Exchange of Hong Kong Limited as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

Directors' responsibilities

The directors of the Company (the "**Directors**") are solely responsible for the Forecast. The Forecast has been prepared using a set of bases and assumptions (the "**Assumptions**"), the completeness, reasonableness and validity of which are the sole responsibility of the Directors. The Assumptions are set out in the section headed "Information on the Valuation Reports" of the Announcement.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**"), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants' responsibilities

Our responsibility is to express an opinion on the arithmetical accuracy of the calculations of the Forecast based on our work. The Forecast does not involve the adoption of accounting policies.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the arithmetical accuracy of the calculations are concerned, the Directors have properly compiled the Forecast in accordance with the Assumptions adopted by the Directors. Our work consisted primarily of checking the arithmetical accuracy of the calculations of the Forecast prepared based on the Assumptions made by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

We are not reporting on the appropriateness and validity of the Assumptions on which the Forecast are based and thus express no opinion whatsoever thereon. Our work does not constitute any valuation of equity interests of Chibi Great Wall Carbon Products Company Limited. The Assumptions used in the preparation of the Forecast include hypothetical assumptions about future events and management actions that may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Forecast and the variation may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of our work, or arising out of or in connection with our work.

Opinion

Based on the foregoing, in our opinion, so far as the arithmetical accuracy of the calculations of the Forecast is concerned, the Forecast has been properly compiled in all material respects in accordance with the Assumptions adopted by the Directors.

Ernst & Young
Certified Public Accountants
EY22/F, CITIC Tower, 1 Tim Mei Avenue, Central
Hong Kong

APPENDIX II – LETTER FROM THE BOARD

The following is the text of a letter dated 30 August 2018 from the Board, for the purpose of incorporation in this announcement.

To: Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Dear Sir/Madam,

Company: Aluminum Corporation of China Limited* (the "**Company**")

Re: Profit Forecast –Letter of Confirmation under Rule 14.62(3) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "**Listing Rules**")

Reference is made to the announcement of the Company dated 30 August 2018 in relation to the valuation reports of the carbon plant under Pingguo Aluminum Company Limited (the "**Pingguo Aluminum Carbon Plant**") and Baotou Sendu Carbon Company Limited ("**Sendu Carbon**") dated 31 March 2018 and the valuation report of Chibi Great Wall Carbon Products Company Limited ("**Chibi Carbon**") dated 30 April 2018 (the "**Valuation Reports**") prepared by China Alliance Appraisal Co., Ltd. (the "**Valuer**"). The valuation of the assets and liabilities of Pingguo Aluminum Carbon Plant and the equity interests in Sendu Carbon and Chibi Carbon was carried out using the income approach.

The board of directors of the Company has reviewed the bases and assumptions of the aforementioned valuations and discussed the same with the Valuer and Ernst & Young, the reporting accountants of the Company (the "**Reporting Accountants**"). The board of directors of the Company has also considered the letter of confirmation issued by the Reporting Accountants on 30 August 2018 in relation to the calculations of the profit forecast in the Valuation Reports.

In accordance with Rule 14.62(3) of the Listing Rules, the board of directors of the Company confirmed that the profit forecast used in the aforementioned valuation reports has been made after due and careful enquiry.

The board of directors of Aluminum Corporation of China Limited*
30 August 2018

* *For identification purposes only*